DAKOTA GROWERS PASTA CO.



DAKOTA GROWERS 2009 ANNUAL REPORT

MEETING THE NEEDS OF A REDISCOVERED PASTA MARKET

FINANCIAL HIGHLIGHTS



CONTENTS

2 Financial Highlights

3 Letter To Our Shareholders

6 Pasta Trends

8 Pasta At Home

10 Healthy Pasta

11 Pasta Away From Home

12 Financial Reporting

35 Corporate Information

2009 FINANCIAL HIGHLIGHTS
(In Thousands, Except Per Share Data)

Fiscal Year	2009	2008	Dollar Change	Percentage Change
Net Revenues	$297,438	$280,199	$17,239	6.2% ↑
Net Income	$17,681	$9,291	$8,390	90.3% ↑
Earnings Per Common Share *(Basic)*	$1.70	$0.88	$0.82	93.2% ↑



$155,619
$171,509
$191,062
$280,199
$297,438
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
2005
2006
2007
2008
2009

Net Revenues
(In Thousands)



$2,513
$4,373
$6,608
$9,291
$17,681
$20,000
$15,000
$10,000
$5,000
$0
2005
2006
2007
2008
2009

Net Income
(In Thousands)



$0.19
$0.30
$0.52
$0.88
$1.70
$2.00
$1.50
$1.00
$.50
$0
2005
2006
2007
2008
2009

Earnings Per Common Share
(Basic)

LETTER TO THE SHAREHOLDERS



Jack Dalrymple
Chairman of the Board

Timothy J. Dodd
President & CEO

It's a very good time to be in the pasta business! Americans have rediscovered pasta which is fueling the demand for our products by budget-conscious families who seek economical and nutritious meals to enjoy at home. This translated into another record year for Dakota Growers. Fiscal 2009 highlights include:

- Record net income of $17.7 million, a 90% increase over 2008 and sixth consecutive year of growth.
- Basic net earnings per share were $1.70 compared to $0.88 for the previous fiscal year.
- Fiscal 2009 net revenues grew six percent to $297 million.
- Operating income increased 84% to $29.4 million.

Our record earnings were attributed primarily to sustaining higher pasta selling prices in a declining durum market. This was in contrast to past years when competitive pressures required pricing to be adjusted with downturns in raw material costs. With the weaker economy, we have focused our attention on keeping pace with higher pasta consumption.



Overall pasta revenues for fiscal 2009 were up 11% over fiscal 2008 at $274 million. Revenues for our retail and ingredient market channels were robust, increasing 20% and 9% respectively, while foodservice experienced a decline of 2%. From a volume stand point, retail and ingredient grew an average of 5% over fiscal 2008 with foodservice declining 5%. We believe this is consistent with the national food trend as consumers are stretching their food dollars and preparing more meals at home as a result of the recession.

Revenues for our retail and ingredient market channels were robust, increasing 20% and 9% respectively.



Dakota Growers Market Channel Revenues *(In Millions)*
2007
$86.3
$54.1
$35.3
2008
$109.3
$67.9
$69.1
2009
$131.4
$66.6
$75.6
$0
$50
$100
$150
$200
$250
$300
Ingredient
Foodservice
Retail

Even though a majority of our retail business is comprised of retail store brands, we are pleased with the continued sales growth of our Dreamfields brand. For the 52 week period ending October 3rd, Dreamfields unit sales were up 14%. We believe that our marketing efforts to promote and build awareness among health conscious consumers and people with diabetes have positioned Dreamfields very well for future growth in the better-for-you pasta category.

Increased consumer demand has presented new opportunities for Dakota Growers in both the private label retail and ingredient market channels. To take advantage of these opportunities, we made the strategic decision to expand the short goods production capacity of the Carrington pasta plant. The expansion includes the construction of a 27,000-square-foot annex to the existing building and the installation of one short goods production



line with an annual capacity of 60 million pounds. This increases the Carrington plant's total annual capacity to 330 million pounds, making it one of the largest fully integrated durum mill and pasta plant facilities in North America. The new line will incorporate the latest technology in automation and pasta processing and will be product specific primarily for our ingredient business. The total cost of the project is estimated to be $10 million, with the new line scheduled to be fully operational in the second quarter of fiscal 2010. We're confident that the Carrington expansion, like past plant expansions and renovations, will provide a solid return on investment.

We are very pleased with the growth of our domestic pasta sales over the last five years; however, current economic conditions have provided export opportunities. As the result of an exploratory trade mission and the assistance from the North Dakota Trade Office, we now have Dakota Growers branded pasta being sold in South Korea. As Koreans become more traveled, they are developing a palate for Western-influenced cuisine. Pasta consumption is increasing and our Korean customers value the high quality pastas from Dakota Growers.

As we approach 2010 we can see clear signs that the financial community is beginning to appreciate the future promise of the retail private label sector of the food business. They are also beginning to appreciate companies that have demonstrated consistent earnings growth and at the same time have reduced their overall debt levels. This gives us the opportunity to seek the full and true value of our stock for our shareholders.

In closing, we are pleased with the record growth and financial results of Dakota Growers Pasta Company. We are meeting the changing times of consumer trends with a solid group of trade partners. We look forward to continued progress.

Jack Dalrymple *Chairman of the Board*	*Timothy J. Dodd* *President & CEO*
Jack Dalrymple	Timothy J. Dodd



A REKINDLED LOVE OF PASTA



Consumers are preparing more meals at home as a result of the recession.

People love pasta and for good reason. It's delicious and enjoyed by all ages, it can be prepared in a variety of ways, it's convenient and it's economical. And even before the advent of new better-for-you pastas with added health benefits, traditional 100% durum wheat semolina pasta was viewed to be a good nutritional value. All of these factors played into the largest growth of pasta sales since consumption tumbled in 2004. Today, 92% of consumers enjoy pasta every week. Although the reasons that people are eating pasta look different than they did six years ago, one thing is for certain, consumers have rediscovered pasta in a big way.



Historically high durum wheat prices in 2008 reflected a significant increase in pasta prices of 25% at the supermarket shelves. Even so, consumers found good value in pasta and increased their purchases, especially among households with children and larger families. This helped drive dry pasta and noodle sales to $1.6 billion in 2008 and for the first time, overtaking dry pasta-based meals, which accounted for $1.4 billion in sales. Together, these categories make up 75% of all supermarket pasta sales.

Today, 92% of consumers enjoy pasta every week.


Pasta Sales - All Retail Segments
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$ Million 2003
$ Million 2004
$ Million 2005
$ Million 2006
$ Million 2007
$ Million 2008
Dry Pasta & Noodles
Dry Pasta-based Meals
Shelf-stable/Canned Pasta Meals
Frozen Pasta
Fresh/Refrigerated Pasta

Source: Mintel/Information Resources, Inc.

The dry pasta segment grew significantly because it's a good value and consumers are trading up to higher priced "healthier" pasta options.

PASTA AT HOME



Cookbook sales are up 9%.

The economy has had the biggest impact on increased pasta consumption as Americans are eating more meals at home, including both made from scratch and convenience-based kits. Our strong portfolio of ingredient business enjoyed a 5% increase in volume as consumers purchased budget-friendly frozen dinners, soups and dry-dinner kits that can be prepared within minutes.

Supermarket dry pasta and noodle sales increased 34 million pounds, or 3%, as tracked by Nielsen. Store brands captured the majority of this growth, accounting for 23 million pounds. According to the Private Label Manufacturers Association, 1 in 3 consumers are trying store brands for the first time in categories where they had previously only purchased national brands and nearly all report a favorable experience. Quality is an important factor in keeping loyal consumers and 90% of shoppers agree that store brands they purchase are as good as, or better than, national brands. We believe the strong value proposition of quality and price, which is typically a 30% value to national brands, are good indicators that private label is well positioned for continued growth.


List-Making Rituals as % of List-Making Shoppers
Used store flyer to make list
43%
62%
Made list based on ingredients needed
44%
59%
Listed categories to buy (coffee, etc)
46%
41%
Used coupons to create list
33%
44%
Listed specific brands to buy
10%
8%
Listed specific private label items to buy
8%
8%
Used internet to make list
4%
8%
Boomers
Millennials

Source: Information Resources, Inc.

8 out of 10 shopping decisions are made at home, up 60%.





Since our inception, we have strategically focused on building a strong and vibrant private label business. Our commitment is to produce consistent quality pasta that is equal to or exceeding the brands, with excellent service at a fair value. Our knowledgeable and passionate team recommends the right assortment of traditional and better-for-you pastas that maximizes penny profit. As a result, our private label customers are far exceeding the industry in volume sales. For the 52-week basis, total private label sales are up 7.5%; however, retailers supplied by Dakota Growers have enjoyed an increase of 10%. The margin increases on a 13-week basis, outpacing our private label competitors by 4.2 points.




DGPC customers outperform the industry in private label sales
16%
14%
12%
10%
8%
6%
4%
2%
0%
3.2%
1.4%
7.4%
10.1%
3.2%
0.8%
9.2%
13.4%
52 weeks
13 weeks
Total Pasta for Total US
Total Brands
Total Private Label
DGPC Private Label

Source: Nielsen 10.03.09

DREAMFIELDS® PASTA




Health Drivers When Shopping
A lot
Somewhat
Lose/Maintain Weight
27%
40%
Reduce Risk of Developing an Illness
21%
34%
Follow Doctor's Advice
15%
29%

Source: Information Resources, Inc.

Consumers are paying more attention to their health and purchasing products that may prevent or help manage a current disease condition. Dreamfields® is experiencing its strongest growth yet, accelerating 14% in unit sales for the 52-weeks ending October 3. Dreamfields closes the gap between taste and health promoting benefits with its unique 5 grams digestible carbs and high fiber content. For many people with diabetes or managing their weight, Dreamfields allows pasta back into their life.

The tactical marketing program with healthcare providers is showing dividends. Educating the educator about Dreamfields protected carb technology is an important and effective way to get our message out to consumers who need to manage their blood sugar or lose weight. More healthcare providers are recommending Dreamfields because they see how it helps improve patient outcomes and family support.


ANGEL HAIR

In May, we launched Angel Hair, which was the most requested item by our very loyal consumer base. Angel Hair is already proving to be a winning addition to the brand, selling equal to our number one selling item, Spaghetti, on a per point of distribution basis.

PASTA AWAY FROM HOME



Dakota Growers is the leader in foodservice pasta sales, and in fact, serves the top 25 restaurant chains that menu domestic pasta. Within the group, we have a diverse customer base from fast-casual and home delivery to casual dining, buffet and Italian themed restaurants.



Chef Antonio Cecconi is a culinary conductor when it comes to assembling ingredients and flavors into delightful dining experiences. His recipes are often inspired by his homeland of Sardinia, Italy, and use fresh and authentic ingredients and simple preparation methods. Many of our valued customers' menus are infused with his creativity. Antonio's passion for exceptional pasta dishes has influence across many of our favorite menus. Chances are when eating out at one of America's most popular restaurants, not only are you eating Dakota Growers pasta, but a Chef Antonio inspired dish as well!

While food sales away from home have been hit hard, pasta is a star performer for restaurant operators. At less than 25-cents per 8 ounce serving, pasta helps profit-crunched restaurants stretch the food dollar and is seen as a good value by guests. Consumers seek out comfort foods like Spaghetti with Meatballs or Beef Stroganoff. Macaroni and Cheese can be found on all menus from fast casual concepts to reservations-only fine dining establishments.

DAKOTA GROWERS PASTA CO.

The rediscovery of pasta at home and away from home is being embraced by consumers young and old and of different ethnic backgrounds. At Dakota Growers, we will continue to develop and market products that are most appealing to the ever-changing consumer.

FORWARD-LOOKING STATEMENTS

Certain information included throughout this annual report and other Company reports, SEC filings, statements and presentations is forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements concerning the Company's anticipated operating results, financial resources, changes in revenues and costs, growth and expansion, and research and development programs. Such forward-looking information involves important risks and uncertainties that could significantly affect actual results and cause them to differ materially from expectations, expressed herein and in other Company reports, SEC filings, statements and presentations. Such risks include, but are not limited to: a) consumer trends, b) the competitive environment in the semolina and pasta industries, c) pasta, semolina and by-product prices, d) durum wheat and other input costs, e) product concentration, f) product liability and g) government regulation and trade policies.

TABLE OF CONTENTS

Selected Financial Data .... page 13

Management's Discussion and Analysis.............. page 14

Consolidated Statements of Operations .... page 20

Consolidated Balance Sheets .... page 21

Consolidated Statements of Cash Flows............. page 22

Consolidated Statements of Changes in Stockholders' Equity........................... page 23

Notes to Consolidated Financial Statements .... page 24

Report of Independent Registered Public Accounting Firm .... page 34

MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

There is no established public trading market for the Company's Common Stock or Preferred Stock. As of October 14, 2009 there were 1,241 holders of the Company's Common Stock.

Ownership of shares of Common Stock may be transferred subject only to the requirements of the applicable securities laws. Holders of Series D Delivery Preferred Stock have a delivery right, but not a delivery obligation, to sell durum to the Company. The Company must approve all transfers of shares of Series D Delivery Preferred Stock.

Variable Investment Advisers, Inc. (VIA) has established an Alternative Trading System (ATS) to facilitate trading of the Company's Common Stock. We do not implicitly or explicitly endorse VIA or their web site, and we are not responsible for products and services that VIA provides. We do not stand behind VIA or receive any fees from them in connection with the services offered on their web site. A link to the web site of VIA is available through the "Investor Relations" portion of the Company's website at *www.dakotagrowers.com*. VIA has been instructed by the Company to suspend trading on the ATS until further notice as the Company considers strategic alternatives.

Trading volumes of the Company's Common Stock have been minimal to date and trading on the ATS remains suspended.

On February 9, 2007 the Company entered into a Stock Purchase Agreement ("Agreement") with MVC Capital, Inc. ("MVC") and La Bella Holdings, LLC ("LBH"). On May 10, 2007, the Company completed the transactions pursuant to the Agreement, in which MVC acquired 1,000,000 shares of Series F Convertible Preferred Stock and LBH acquired 1,000,000 shares of common stock for a price of $10 per share. The proceeds from the sale of shares to MVC and LBH were used to fund, in part, a repurchase of 3,917,519 shares of common stock at $10 per share from the Company's stockholders (other than MVC and LBH) pursuant to a tender offer made to stockholders. The Company completed the purchase of shares pursuant to the tender offer in May 2007. Based on the manner of sale and representations of MVC and LBH in the Stock Purchase Agreement, including a representation by each as to its status as an accredited investor within the meaning of Rule 501 of Regulation D, the Company believes that the issuance of securities to MVC Capital, Inc. and La Bella Holdings, LLC were private placements not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Regulation D thereof. The Company therefore believes the offer and sale of the shares to MVC and LBH were exempt from the registration requirements of the Securities Act.

During April 2007, two of the Company's employees exercised options for the purchase of 5,550 shares of the Company's common stock. The aggregate consideration received by the Company for the issuance of those shares was $22,200. The shares were issued in private placement transactions exempt from the registration requirements of the Securities Act, pursuant to Section 4(2) of the Securities Act.

During April 2009, one of the Company's employees exercised options for the purchase of 10,650 shares of the Company's common stock. The aggregate consideration received by the Company for the issuance of those shares was $49,690. The shares were issued in private placement transactions exempt from the registration requirements of the Securities Act, pursuant to Section 4(2) of the Securities Act.

On December 18, 2008, the Company's Board of Directors authorized the payment of non-periodic dividends of 1 cent per share on its Series D Delivery Preferred Stock, 20 cents per share on its Common Stock and 20 cents per share on its Series F Convertible Preferred Stock, payable on January 7, 2009 to shareholders of record as of December 26, 2008.

On December 20, 2007, the Company's Board of Directors authorized the payment of non-periodic dividends of 1 cent per share on its Series D Delivery Preferred Stock, 16 cents per share on its Common Stock and 16 cents per share on its Series F Convertible Preferred Stock, payable on January 15, 2008 to shareholders of record as of December 31, 2007.

SELECTED FINANCIAL DATA

(In Thousands, Except Per Share Data and Ratios)

The selected financial data presented below for the fiscal years ended July 31, 2005 through 2009 has been derived from the audited consolidated financial statements of the Company.

Effective May 1, 2005, the Company began to include DNA Dreamfields Company, LLC in its consolidated financial statements. See Note 2 of the consolidated financial statements for additional information.

The selected financial data set forth in this section should be read in conjunction with the Company's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

	Fiscal year ended July 31				
	2009	2008	2007	2006	2005
INCOME STATEMENT DATA					
Net revenues	$ **297,438**	$ 280,199	$ 191,062	$ 171,509	$ 155,619
Cost of goods sold	**248,792**	246,709	165,575	148,904	136,179
Gross profit	**48,646**	33,490	25,487	22,605	19,440
Marketing, general and administrative expenses	**19,205**	17,450	12,973	14,190	16,507
Operating income	**29,441**	16,040	12,514	8,415	2,933
Other expense - net	**(1,418)**	(1,571)	(2,199)	(2,143)	(1,817)
Noncontrolling interests	**-**	202	52	894	3,003
Income before income taxes	**28,023**	14,671	10,367	7,166	4,119
Income tax expense	**10,342**	5,380	3,759	2,793	1,606
Net income	**17,681**	9,291	6,608	4,373	2,513
Dividends on preferred stock	**326**	283	113	451	–
Net earnings on common stock	**$ 17,355**	$ 9,008	$ 6,495	$ 3,922	$ 2,513
Net earnings per common share - Basic	**$ 1.70**	$ 0.88	$ 0.52	$ 0.30	$ 0.19
Weighted average common shares outstanding - Basic	**10,196**	10,192	12,501	13,169	$ 13,169
Cash dividends declared per common share	**$ 0.20**	$ 0.16	$ 0.14	$ 0.04	$ –

	As of July 31				
	2009	2008	2007	2006	2005
BALANCE SHEET DATA					
Cash	$ **1,315**	$ 125	$ 89	$ 343	$ 229
Working capital	**35,826**	21,351	20,800	23,273	20,156
Total assets	**133,295**	162,968	143,166	134,249	135,130
Long-term debt (excluding current maturities)	**25,418**	31,174	40,681	28,545	25,385
Redeemable preferred stock	**-**	–	–	–	7
Stockholders' equity	**72,166**	56,687	49,150	64,592	61,132
OPERATING DATA					
Ratio of long-term debt to stockholders' equity	**.35x**	.55x	.83x	.44x	.42x

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary

Dakota Growers is the third largest pasta manufacturer in North America. The Company has two production plants, located in Carrington, North Dakota and New Hope, Minnesota and generates a majority of its revenues from manufacturing pasta for the retail store brand and institutional markets, although we serve and continually look for opportunities in the entire dry pasta industry. Our identity preservation program provides our customers food safety, traceability and quality from the field to the plate. The Company also has a certified organic program and markets organic pasta into the retail, foodservice, and ingredient markets. The Company competes through low cost production, high product quality, flexibility and customer service.

Net income for the year ended July 31, 2009 totaled $17.7 million compared to net income of $9.3 million for the year ended July 31, 2008. Net earnings per basic common share, after the effect of dividends paid on preferred stock, were $1.70 per share for the year ended July 31, 2009 compared to $0.88 for the year ended July 31, 2008. The Company recorded a $1.7 million non-recurring pre-tax charge in fiscal year 2008 to reflect the costs associated with the withdrawal from the Central States Southeast and Southwest Areas Pension Fund. The Company paid dividends of $0.01 per share on its Series D Delivery Preferred Stock, $0.20 per share on its Series F Convertible Preferred Stock and $0.20 per share on its Common Stock during the second quarter of fiscal year 2009 and $0.01 per share on its Series D Delivery Preferred Stock, $0.16 per share on its Series F Convertible Preferred Stock and $0.16 per share on its Common Stock during the second quarter of fiscal year 2008.

The Company's net revenues increased 6.2% for the year ended July 31, 2009 when compared to the year ended July 31, 2008. The increase resulted primarily from higher pasta per unit selling prices and, to a lesser extent, higher sales volumes.

Effective September 21, 2007, the Company acquired the remaining units of DNA Dreamfields, increasing its ownership to 100%. Pursuant to the terms of the purchase agreement, the Company acquired the remaining units for an aggregate purchase price of $2.2 million. In conjunction with this purchase, the Company eliminated the noncontrolling interests and reduced recorded goodwill associated with DNA Dreamfields in the Company's first quarter of fiscal year 2008.

The Company believes that the Dreamfields line of products is well suited for consumers seeking healthy eating alternatives. Dreamfields pasta has a 65% lower glycemic index than regular pasta as well as 5 grams of digestible carbs and 5 grams of fiber per serving. The Dreamfields pasta products carry a higher selling price and higher profit margins than traditional pasta.

As the trend toward high fiber products developed, some of the low carbohydrate consumption was displaced. While still small relative to the total pasta category, the consumption of these whole wheat/whole grain products continues to grow. Dreamfields pasta offers fiber benefits similar to the levels of other whole wheat/whole grain pastas while maintaining the integrity of the taste and low carbohydrate traits. Dakota Growers also manufactures and sells traditional whole wheat/whole grain pastas.

The cost of production of dry pasta is significantly impacted by changes in durum wheat market prices, which have varied widely in recent years. The Company attempts to manage the risk associated with durum wheat cost fluctuations through cost pass-through mechanisms with our customers and forward purchase contracts for durum wheat. Volatility with respect to the price of the basic raw material for the Company's products leaves it subject to wide variation in its costs from year to year. As a result, factors which impact the size and quality of the durum wheat crop and the availability of such wheat in the United States and Canada can have a material adverse impact on the Company. Those factors include such variables as producer strategies, the weather in durum wheat production areas in the United States, Canada and other parts of the world, and import and export policies and regulations. Durum market prices escalated during fiscal years 2007 and 2008, but have decreased in fiscal year 2009 from historically high levels.

Critical Accounting Policies

The accompanying discussion and analysis of the Company's results of operations and financial condition are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments may require adjustment. For a complete description of the Company's significant accounting policies, please see Note 1 to the consolidated financial statements. Our critical accounting policies are those that have meaningful impact on the reporting of our financial condition and results, and that require significant management judgment and estimates. These policies include our accounting for (a) allowance for doubtful accounts, (b) inventory valuation, (c) asset impairment, and (d) income taxes.

Allowance for Doubtful Accounts

We evaluate the collectability of our accounts receivable based on a combination of factors. In cases where we are aware of circumstances that may impair a specific customer's ability to meet its financial obligations to us, we record a specific allowance against amounts due to us, and thereby reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize allowances for doubtful accounts based on the length of time the receivables are past due and our historical experience. If the financial condition of our customers would deteriorate, additional allowances may be required in the future which could have an adverse impact on our future operating results.

Inventory Valuation

Inventories are stated at the lower of cost or market, determined on a first-in, first-out (FIFO) basis, using product specific standard costs. The Company analyzes variances between actual manufacturing costs incurred and amounts absorbed at inventory standard costs. Inventory valuations are adjusted for these variances as applicable. The Company regularly evaluates its inventories and recognizes inventory allowances for discontinued and slow-moving inventories based upon these evaluations.

Asset Impairment

We are required to evaluate our long-lived assets, including goodwill, for impairment and write down the value of any assets if they are determined to be impaired. Evaluating the impairment of long-lived assets involves management judgment in estimating the fair values and future cash flows related to these assets. The Company used a discounted cash flow analysis in evaluating goodwill for impairment in fiscal years 2009 and 2008 and determined that no impairment charges were necessary. Future events could cause management to conclude that impairment indicators exist and that the value of certain long-lived assets is impaired.

Income Taxes

In determining income (loss) for financial statement purposes, management must make certain estimates and judgments in calculating tax liabilities and in determining the recoverability of certain deferred tax assets. Deferred tax assets must be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Management believes it is likely that the deferred tax assets as of July 31, 2009 will be realized through the generation of future taxable income and tax planning strategies.

Results of Operations

Comparison of Fiscal Years ended July 31, 2009 and 2008

Net Revenues. Net revenues increased $17.2 million, or 6.2%, to $297.4 million for the year ended July 31, 2009, from $280.2 million for the year ended July 31, 2008. The increase resulted primarily from higher per unit selling prices associated with the pass through of higher durum costs as well as higher pasta sales volumes in the retail and ingredient markets.

Revenues from the retail market, a portion of which includes co-pack and governmental sales, increased $22.1 million, or 20.3%, for the year ended July 31, 2009 due to a 14.2% increase in average selling prices and a 5.3% increase in volume. Foodservice revenues decreased $1.3 million, or 1.8%, for the year ended July 31, 2009 due to a 5.3% decrease in volume offset by a 3.7% increase in average selling prices. Ingredient revenues increased $6.5 million, or 9.5%, due to a 5.0% increase in volume and a 4.3% increase in average selling price.

The Company markets semolina production in excess of its own requirements as well as durum wheat flour, other flour blends and by-products of the durum milling process. Revenues from mill product sales for the year ended July 31, 2009 totaled $23.8 million, a decrease of $10.1 million from the prior year. The decline resulted primarily from a decrease in sales volumes.

Cost of Goods Sold. Cost of goods sold totaled $248.8 million for the year ended July 31, 2009, an increase of 0.8% compared to the $246.7 million reported for the year ended July 31, 2008. The increase was primarily due to an increase in sales volumes, offset by lower durum costs. Gross profit as a percentage of net revenues increased to 16.4% in fiscal year 2009 compared to 12.0% in fiscal year 2008.

The Company reached an agreement on January 16, 2008 with the Teamsters Local No. 120, affiliated with the International Brotherhood of Teamsters, on a three-year contract covering the period from December 1, 2007 through December 1, 2010. The contract allowed the Company to withdraw employees from the Central States Southeast and Southwest Areas Pension Fund (the "Fund"), a multi-employer pension plan. The withdrawal liability totaled $1,573,000 with an additional $124,000 payment into the Company's 401(k) plan for non-vested employee amounts in the Fund. The Company recorded a $1,697,000 non-recurring pre-tax charge for the year ended July 31, 2008 to reflect these costs associated with the withdrawal from the Fund.

Marketing, General and Administrative ("MG&A") Expenses. MG&A expenses increased 10%, to $19.2 million for the year ended July 31, 2009, from $17.5 million for the year ended July 31, 2008. The increase was primarily related to higher brokerage commission costs associated with higher revenues as well as increased compensation costs and higher professional fees. MG&A expenses as a percentage of net revenues increased to 6.5% for the year ended July 31, 2009, compared to 6.2% for the year ended July 31, 2008.

Interest Expense. Interest expense for the year ended July 31, 2009 totaled $1.4 million, down $2.2 million from $3.6 million for the year ended July 31, 2008. The decrease was related to lower interest rates, lower outstanding debt and higher patronage refunds. Cash and equity patronage refunds received from CoBank totaling $435,000 and $225,000 have been netted against interest expense for the years ended July 31, 2009 and 2008, respectively.

Loss on Disposition of Property, Equipment and Other Assets. The Company incurred losses on disposition of $38,000 and $94,000 during fiscal years 2009 and 2008, respectively. The losses were related to retirements of certain equipment in conjunction with capital projects.

Other Income, net. Other income totaled $27,000 for the year ended July 31, 2009 and $2.1 million for the year ended July 31, 2008. U.S. Customs and Border Protection ("Customs") has distributed antidumping and countervailing duties assessed on certain pasta imported from Italy and Turkey to affected domestic producers pursuant to the Continued Dumping and Subsidy Offset Act of 2000 (the "Offset Act"), which was enacted in October 2000. The Company received net payments in the amount of $0.4 million and $2.2 million in fiscal years 2009 and 2008, respectively, under the Offset Act. These amounts have been classified as other income. The Company cannot reasonably estimate the potential amount, if any, that it may receive under the Offset Act in future periods as any such amount will be based upon future events over which the Company has little or no control, including but not limited to federal legislation, the amount of expenditures by domestic pasta producers and the amount of antidumping and countervailing duties collected by Customs. The Act, also known as the Byrd Amendment, has been repealed and therefore, duties assessed on pasta imports after September 30, 2007 will no longer be distributed to domestic producers. However, amounts collected (whether such collections occur before or after September 30, 2007) related to duties assessed on pasta entries prior to September 30, 2007, are expected to be available for future distribution to domestic producers.

Noncontrolling Interests. Noncontrolling interests reflects the portion of the DNA Dreamfields net loss allocable to the other members of DNA Dreamfields. The loss allocated to those other members totaled $0.2 million for the year ended July 31, 2008.

Income Taxes. Income tax expense for the years ended July 31, 2009 and 2008 totaled $10.3 million and $5.4 million, respectively, reflecting an effective corporate income tax rate of approximately 36.9% and 36.7%, respectively.

Net Income. Net income for the year ended July 31, 2009 totaled $17.7 million, an increase of $8.4 million compared to net income of $9.3 million for the year ended July 31, 2008. Net earnings available to common shareholders for the years ended July 31, 2009 and 2008 totaled $17.4 million and $9.0 million, respectively, after reducing net income for dividends declared on preferred stock.

Comparison of Fiscal Years ended July 31, 2008 and 2007

Net Revenues. Net revenues increased $89.1 million, or 46.7%, to $280.2 million for the year ended July 31, 2008, from $191.1 million for the year ended July 31, 2007. The increase resulted primarily from higher per unit selling prices associated with the pass through of higher durum costs. Higher pasta sales volumes in the ingredient market and higher mill sales also contributed to the increase.

Revenues from the retail market, a portion of which includes co-pack and governmental sales, increased $23.0 million, or 26.6%, for the year ended July 31, 2008 due to a 35.2% increase in average selling prices offset by a 6.4% decrease in volume. Foodservice revenues increased $13.8 million, or 25.4%, for the year ended July 31, 2008 due to a 33.5% increase in average selling prices offset by a 6.0% decrease in volume. Ingredient revenues increased $33.8 million, or 95.6%, due to a 56.3% increase in average selling prices and a 25.2% increase in volume.

The Company markets semolina production in excess of its own requirements as well as durum wheat flour, other flour blends and by-products of the durum milling process. Revenues from mill product sales for the year ended July 31, 2008 totaled $33.9 million, an increase of $18.6 million from the prior year. The increase is due to increases in both sales volumes and per unit selling prices.

Cost of Goods Sold. Cost of goods sold totaled $246.7 million for the year ended July 31, 2008, an increase of 49.0% compared to the $165.6 million reported for the year ended July 31, 2007. The increase was primarily due to higher durum costs and, to a lesser extent, increased costs for other production inputs such as eggs. Gross profit as a percentage of net revenues decreased to 12.0% in fiscal year 2008 compared to 13.3% in fiscal year 2007 as higher revenues largely resulted from the pass through of higher durum costs.

The Company reached an agreement on January 16, 2008 with the Teamsters Local No. 120, affiliated with the International Brotherhood of Teamsters, on a three-year contract covering the period from December 1, 2007 through December 1, 2010. The contract allowed the Company to withdraw employees from the Central States Southeast and Southwest Areas Pension Fund, a multi-employer pension plan. The withdrawal liability totaled $1,573,000 with an additional $124,000 payment into the Company's 401(k) plan for non-vested employee amounts in the Fund. The Company recorded a $1,697,000 non-recurring pre-tax charge for the year ended July 31, 2008 to reflect these costs associated with the withdrawal from the Fund.

Marketing, General and Administrative ("MG&A") Expenses. MG&A expenses increased $4.5 million, or 34.5%, to $17.5 million for the year ended July 31, 2008, from $13.0 million for the year ended July 31, 2007. The increase was primarily due to higher consumer advertising costs associated with Dreamfields pasta products and to a lesser extent, higher brokerage commission costs. MG&A expenses as a percentage of net revenues decreased from 6.8% to 6.2%.

Interest Expense. Interest expense for the year ended July 31, 2008 totaled $3.6 million, up $0.8 million from $2.8 million for the year ended July 31, 2007. The increase is primarily related to higher outstanding debt levels resulting from debt incurred to finance a portion of the Company's tender offer for its shares that was completed in May 2007. Cash and equity patronage refunds received from CoBank totaling $225,000 and $132,000 have been netted against interest expense for the years ended July 31, 2008 and 2007, respectively.

Loss on Disposition of Property, Equipment and Other Assets. The Company incurred losses on disposition of $0.1 million and $0.6 million during fiscal years 2008 and 2007, respectively. The losses were related to retirements of certain equipment in conjunction with capital projects at the New Hope, Minnesota facility.

Other Income, net. Other income totaled $2.1 million for the year ended July 31, 2008 and $1.2 million for the year ended July 31, 2007. The Company received net payments in the amount of $2.2 million and $1.3 million in fiscal years 2008 and 2007, respectively, under the Offset Act.

Noncontrolling Interests. Noncontrolling interests reflects the portion of the DNA Dreamfields net loss allocable to the other members of DNA Dreamfields. The loss allocated to those other members totaled $0.2 million and $0.1 million for the years ended July 31, 2008 and 2007, respectively.

Income Taxes. Income tax expense for the years ended July 31, 2008 and 2007 totaled $5.4 million and $3.8 million, respectively, reflecting an effective corporate income tax rate of approximately 36.7% and 36.3%, respectively.

Net Income. Net income for the year ended July 31, 2008 totaled $9.3 million, an increase of $2.7 million compared to net income of $6.6 million for the year ended July 31, 2007. Net earnings available to common shareholders for the years ended July 31, 2008 and 2007 totaled $9.0 million and $6.5 million, respectively, after reducing net income for dividends declared on preferred stock.

Liquidity and Capital Resources

The Company's primary sources of liquidity are cash provided by operations and borrowings under its revolving credit facility. Net working capital as of July 31, 2009 was $35.8 million compared to $21.4 million as of July 31, 2008.

The Company has a $45 million revolving credit facility with CoBank that extends through January 13, 2010 and is collateralized by all assets of the Company. Interest on the revolving line of credit is at the 7-day LIBOR rate subject to performance adjustments depending upon the Company's ratio of total debt to earnings before interest, taxes, depreciation and amortization or "EBITDA." The higher the ratio the higher the adjustment to the 7-day LIBOR rate within a range of 200 to 300 basis points above the 7-day LIBOR rate. Fixed interest rate options are also available. The balances outstanding under the revolving credit arrangements totaled $0 and $25.8 million as of July 31, 2009 and 2008, respectively. The Company had $45 million and $19.2 million available for borrowings under the revolving line of credit as of July 31, 2009 and 2008, respectively.

Balances outstanding under term loans with CoBank totaled $28.2 million and $33.8 million as of July 31, 2009 and 2008, respectively. No further borrowings are available under these term loans. During the second quarter of fiscal year 2009, the Company entered into amendments to its existing CoBank term loan agreements with respect to debt previously incurred by the Company. These modifications increased the performance pricing adjustment schedule by 25 basis points.

The Master Loan Agreement with CoBank contains certain restrictive covenants including, but not limited to, financial covenants which require the Company to maintain, at the end of each of the Company's fiscal quarters, a minimum current ratio of 1.20 to 1.00, a maximum total debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") of 4.25 to 1.00, a minimum fixed charge ratio of 1.15 to 1.00, and a minimum tangible net worth level of at least $25 million adjusted for subsequent earnings and capital contributions.

The Company's long-term financing is also provided through secured notes held by institutional investors. The Note Purchase Agreement (as amended) with the institutional investors requires the Company to maintain the following: (a) consolidated net worth of not less than the sum of (1) $27,000,000 plus (2) an aggregate amount equal to 30% of consolidated net income for each completed fiscal year beginning with the fiscal year ended July 31, 1998, (b) a trailing twelve month ratio of consolidated cash flow to consolidated fixed charges of not less than 2.0 to 1.0 at the end of each fiscal quarter, and (c) a ratio of consolidated funded debt to consolidated cash flow ratio not to exceed 3.0 to 1.0 determined at the end of each fiscal quarter for the immediately preceding four fiscal quarters. The Notes (as amended) require the rate of interest on the unpaid balance be increased by one percent at any time that either (a) the ratio of the Company's consolidated funded debt to consolidated cash flow is greater than 3.0 to 1.0 as of the end of each fiscal quarter for the immediately preceding four fiscal quarters or (b) the Securities Valuation Office of the National Association of Insurance Commissioners has not assigned a designation category of "1" or "2" to the Notes.

The Company was in compliance with all debt covenants as of July 31, 2009.

Net cash from operations totaled $44.0 million and $6.0 million for the year ended July 31, 2009 and July 31, 2007, respectively. Net cash used by operations totaled $3.7 million for the year ended July 31, 2008. The $47.7 million net increase from fiscal year 2008 to 2009 was primarily attributable to an increase in net income along with decreases in receivables and inventories. The decrease in accounts receivable, inventories and accounts payable as of July 31, 2009 was driven by working capital changes associated with lower raw material costs and related sales price adjustments.

Net cash used for investing activities totaled $2.1 million, $4.6 million, and $5.6 million for the years ended July 31, 2009, 2008 and 2007, respectively. A majority of the net cash used for fiscal year 2009 related to fixed asset expenditures. A majority of the net cashed used for fiscal year 2008 related to fixed asset expenditures and the purchase of the remaining interests in DNA Dreamfields. A majority of the net cash used for investing activities for the year ended July 31, 2007 related to capital expenditures for the New Hope facility upgrade project. The Company is currently undertaking an estimated $10 million capital project at its Carrington facility. As of July 31, 2009, the Company had expended $0.8 million in conjunction with this project, and had entered into additional commitments for building construction and pasta equipment totaling $4.5 million as of July 31, 2009. These costs are expected to be paid within one year.

Net cash used for financing activities totaled $40.7 million and $0.7 million for the years ended July 31, 2009 and July 31, 2007, respectively. Net cash from financing activities totaled $8.3 million for the year ended July 31, 2008. The $40.7 million of net cash used by financing activities for the year ended July 31, 2009 related to payments on short-term notes payable, long-term debt and dividends. The $8.3 million of net cash from financing activities for the year ended July 31, 2008 included $18.4 million in net borrowings under the revolving credit facility with CoBank offset by $9.5 million for scheduled long-term debt principal payments. The $0.7 million of net cash used for financing activities for the year ended July 31, 2007 related to payments on long-term debt and dividends. Also included are the purchase of common stock and the costs associated with issuing and purchasing stock in conjunction with the tender offer in fiscal year 2007. These outlays were offset by the proceeds on long-term debt and the issuance of common stock and series F preferred stock.

The following table summarizes the Company's contractual obligations as of July 31, 2009 (in thousands):

CONTRACTUAL OBLIGATIONS	Total	Payments Due in Less Than 1 Year	Payments Due in 1-3 Years	Payments Due in 4-5 Years	Payments Due After 5 Years
Long-term debt	$ 31,174	$ 5,756	$ 17,568	$ 7,850	$ –
Interest on long-term obligations (1)	2,040	765	1,152	123	–
Wheat purchase obligations	16,731	16,731	–	–	–
Construction obligations	4,500	4,500	–	–	–
Warehouse obligations	4,343	2,262	2,081	–	–
Operating leases	1,280	629	625	26	–
	$ 60,068	$ 30,643	$ 21,426	$ 7,999	$ –

(1) Based on interest rates as of July 31, 2009.

The Company forward contracts for a certain portion of its future wheat requirements. At July 31, 2009, the Company had outstanding commitments for grain purchases totaling $16.7 million related to forward purchase contracts. These contracts are set price contracts to deliver grain to the Company's mill, and are not derivative in nature as they have no net settlement provision and are not transferable.

We believe that net cash expected to be provided by operating activities, along with amounts available under our line of credit will be sufficient to meet the Company's expected capital and liquidity requirements for the foreseeable future.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS 157 was initially effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-2. This FSP permits a delay in the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active," which clarifies the application of SFAS 157 for financial assets in a market that is not active. The adoption of SFAS 157 did not have a material impact on the Company's financial statements.

In February 2007, FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company has elected not to apply the fair value option to the specified financial assets and liabilities, and accordingly, the adoption of SFAS No. 159 had no financial statement impact.

In December 2007, FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS 141R"). The objective of SFAS 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS 141R also requires the acquirer to recognize and measure the goodwill acquired in a business combination or a gain from a bargain purchase and how to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of SFAS 141R will have a material impact on its financial statements.

In December 2007, FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements-an Amendment of ARB No. 51" ("SFAS 160"). The objective of SFAS 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 also changes the way the consolidated income statement is presented, establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation, requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interest of the noncontrolling owners of a subsidiary. SFAS 160 is effective for financial statements issued for the fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 160 will have a material impact on its financial statements.

In May 2008, FASB issued FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles." This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles ("GAAP") in the United States. This statement became effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board ("PCAOB") amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The adoption of this statement did not have a material impact on our financial statements.

In April 2008, FASB issued FASB Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets." The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under FASB Statement No. 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141R, and other U.S. generally accepted accounting principles. FSP 142-3 is effective for our interim and annual financial statements beginning in fiscal 2010. The Company is in the process of evaluating the impact, if any, that the adoption of FSP 142-3 will have on its financial statements.

In April 2009, FASB issued FASB Staff Position No. FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" ("FSP 115-2 and 124-2"). FSP 115-2 and 124-2 amend the guidance on other-than-temporary impairment for debt securities and modifies the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. These FSPs are effective for interim and annual periods ending after June 15, 2009. The adoption of FSP 115-2 and 124-2 did not have a material impact on our financial statements.

In April 2009, FASB issued FASB Staff Position No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP 157-4") to provide guidelines for making fair value measurements more consistent with the principles presented in SFAS 157. FSP 157-4 is applicable to all assets and liabilities (i.e. financial and nonfinancial) and provides additional authoritative guidance to determine whether a market is active or inactive or whether a transaction is distressed. FSP 157-4 is effective for interim and annual periods ending after June 15, 2009. The adoption of FSP 157-4 did not have a material impact on our financial statements.

In April 2009, FASB issued FASB Staff Position No. FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments" ("FSP FAS 107-1 and APB 28-1"). FSP FAS 107-1 and APB 28-1 amends FASB 107, "Disclosures about Fair Value of Financial Instruments" to require disclosures about fair value of financial instruments in interim and annual financial statements. FSP FAS 107-1 and APB 28-1 is effective for periods ending after June 15, 2009. The adoption of FSP 107-1 and APB 28-1 did not have a material impact on our financial statements.

In May 2009, the FASB issued SFAS No. 165 "Subsequent Events," which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The Statement sets forth: the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 is effective for interim and annual reporting periods ending after June 15, 2009, and should be applied prospectively. The adoption of SFAS No. 165 did not have a material impact on our financial statements.

In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets an amendment of FASB Statement No. 140" ("SFAS 166"), which amends the derecognition guidance in FASB Statement No. 140 and eliminates the exemption from consolidation for qualifying special-purpose entities. This statement is effective for financial asset transfers occurring after the beginning of an entity's first fiscal year that begins after November 15, 2009. This statement will be effective for the Company beginning in our first quarter of fiscal year 2011. The Company does not expect the adoption of SFAS 166 will have a material impact on its financial statements.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" ("SFAS 167"), which amends the consolidation guidance applicable to variable interest entities. The amendments will significantly affect the overall consolidation analysis under FASB Interpretation No. 46(R). This statement is effective as of the beginning of the first fiscal year that begins after November 15, 2009. This statement will be effective for the Company beginning in our first quarter of fiscal year 2011. The Company does not expect the adoption of SFAS 167 will have a material impact on its financial statements.

In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162" ("the Codification") as the single source of authoritative nongovernmental GAAP. All existing accounting standard documents, excluding guidance from the Securities and Exchange Commission ("SEC"), will be superseded by the Codification. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative. The Codification does not change GAAP, but instead introduces a new structure that will combine all authoritative standards into a comprehensive, topically organized online database. The Codification will be effective for interim or annual periods ending after September 15, 2009, and will impact the Company's financial statement disclosures beginning with the quarter ending October 31, 2009 as all future references to authoritative accounting literature will be referenced in accordance with the Codification. There will be no changes to the content of the Company's financial statements or disclosures as a result of implementing the Codification.

Off-Balance Sheet Arrangements

At July 31, 2009, the Company had no off-balance sheet arrangements that have or are likely to have a material current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Impact of Inflation

We experienced input cost inflation, the most significant of which related to raw material costs, in fiscal years 2008 and 2007. However, raw material costs began to decline in fiscal year 2009. We attempt to mitigate the impact of inflationary pressure through cost saving measures and price adjustments.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential loss to future earnings, fair values or cash flows resulting from adverse changes in interest rates, commodity prices, exchange rates, equity prices and other market changes.

The Company is exposed to market risk from changes in interest rates. For fixed rate debt, interest rate changes affect the fair value of financial instruments but do not impact earnings or cash flows. Conversely, for variable rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant. A majority of the balances outstanding under the Company's current debt agreements are subject to variable interest rates.

The Company is exposed to certain fluctuations in commodity prices. The Company forward contracts for a certain portion of its future durum wheat requirements. These contracts are set price contracts to deliver grain to the Company's mill, and are not derivative in nature as they have no net settlement provision and are not transferable.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended July 31, 2009, 2008 and 2007
(In Thousands, Except Per Share Amounts)

	2009	2008	2007
Net revenues (net of discounts and allowances of $27,300, $26,647, and $23,953 for 2009, 2008 and 2007, respectively)	**$ 297,438**	$ 280,199	$ 191,062
Cost of goods sold	**248,792**	246,709	165,575
Gross profit	**48,646**	33,490	25,487
Marketing, general and administrative expenses	**19,205**	17,450	12,973
Operating income	**29,441**	16,040	12,514
Other income (expense)			
Interest expense, net	**(1,407)**	(3,615)	(2,772)
Loss on disposition of property, equipment and other assets	**(38)**	(94)	(649)
Other income, net	**27**	2,138	1,222
Income before noncontrolling interests and income taxes	**28,023**	14,469	10,315
Noncontrolling interests	**–**	202	52
Income before income taxes	**28,023**	14,671	10,367
Income tax expense	**10,342**	5,380	3,759
Net income	**17,681**	9,291	6,608
Dividends on preferred stock	**326**	283	113
Net earnings on common stock	**$ 17,355**	$ 9,008	$ 6,495
Net earnings per common share			
Basic	**$ 1.70**	$ 0.88	$ 0.52
Diluted	**$ 1.47**	$ 0.78	$ 0.50
Weighted average common shares outstanding			
Basic	**10,196**	10,192	12,501
Diluted	**11,951**	11,958	13,381
Dividends per common share	**$ 0.20**	$ 0.16	$ 0.14

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

July 31, 2009 and 2008
(In Thousands, Except Share Information)

	2009	2008
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,315	$ 125
Trade accounts receivable, less allowance for cash discounts and doubtful accounts of $826 and $1,294, respectively	20,466	27,315
Other receivables	67	850
Inventories	33,878	51,956
Prepaid expenses	799	1,040
Deferred income taxes	947	1,053
Total current assets	57,472	82,339
Property and Equipment		
In service	134,112	132,815
Construction in progress	975	546
	135,087	133,361
Less accumulated depreciation	(71,960)	(65,983)
Net property and equipment	63,127	67,378
Investment in Cooperative Bank	1,507	1,355
Intangible Assets, Net	2,387	2,590
Goodwill	8,381	8,381
Other Assets	421	925
	$ 133,295	$ 162,968
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Excess outstanding checks over cash on deposit	$ –	$ 3,130
Accounts payable	9,987	16,930
Accrued liabilities	5,903	5,671
Notes payable	–	25,750
Current portion of long-term debt	5,756	9,507
Total current liabilities	21,646	60,988
Commitments and Contingencies	–	–
Long-Term Debt, net of current portion	25,418	31,174
Deferred Income Taxes	14,065	14,119
Total liabilities	61,129	106,281
Stockholders' Equity		
Series D delivery preferred stock, non-cumulative, $.01 par value, 11,340,841 authorized, 11,275,297 shares issued and outstanding	113	113
Series F convertible preferred stock, non-cumulative, $.01 par value, 2,100,000 shares authorized, 1,065,000 shares issued and outstanding	11	11
Common stock, $.01 par value, 75,000,000 shares authorized, 10,203,063 and 10,192,413 shares issued and outstanding as of July 31, 2009 and July 31, 2008, respectively	102	102
Additional paid-in capital	43,120	42,958
Retained earnings	28,820	13,503
Total stockholders' equity	72,166	56,687
Total liabilities and stockholders' equity	$ 133,295	$ 162,968

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended July 31, 2009, 2008 and 2007
(In Thousands)

	2009	2008	2007
Operating Activities			
Net income	**$ 17,681**	$ 9,291	$ 6,608
Adjustments to reconcile net income to net cash from (used for) operating activities:			
Depreciation and amortization	**6,569**	6,571	6,951
Undistributed patronage capital from cooperatives	**(152)**	(45)	(27)
Loss on disposition of property, equipment and other assets	**38**	94	649
Deferred income taxes	**52**	696	908
Stock-based employee compensation	**112**	160	210
Noncontrolling interests	**–**	(202)	(52)
Changes in assets and liabilities			
Trade receivables	**6,849**	(8,873)	(4,001)
Other receivables	**783**	(490)	(269)
Inventories	**18,078**	(20,627)	(5,211)
Prepaid expenses	**241**	349	214
Other assets	**466**	11	(24)
Accounts payable	**(6,943)**	9,578	102
Other accrued liabilities	**232**	(250)	(36)
Net Cash From (Used For) Operating Activities	**44,006**	(3,737)	6,022
Investing Activities			
Purchase of interests in DNA Dreamfields Company, LLC	**–**	(2,232)	–
Purchases of property and equipment	**(1,936)**	(2,143)	(5,456)
Proceeds from sale of property, equipment and other assets	**25**	56	–
Other investments	**–**	(175)	(47)
Proceeds from cooperative bank equity retirements	**–**	–	232
Proceeds from other investments	**–**	57	116
Payments for package design costs	**(204)**	(116)	(433)
Net Cash Used For Investing Activities	**(2,115)**	(4,553)	(5,588)
Financing Activities			
Net change in excess outstanding checks over cash on deposit	**(3,130)**	1,371	1,055
Net change in short-term notes payable	**(25,750)**	18,350	7,400
Payments on long-term debt	**(9,507)**	(9,481)	(6,904)
Proceeds from long-term debt	**–**	–	20,000
Investments by noncontrolling interests	**–**	–	21
Dividends paid on common stock	**(2,038)**	(1,631)	(1,844)
Dividends paid on preferred stock	**(326)**	(283)	(113)
Issuance of common stock	**50**	–	10,022
Issuance of series F preferred stock	**–**	–	10,000
Purchase of common stock	**–**	–	(39,175)
Costs associated with issuing and purchasing stock	**–**	–	(1,150)
Net Cash From (Used For) Financing Activities	**(40,701)**	8,326	(688)
Net Change in Cash and Cash Equivalents	**1,190**	36	(254)
Cash and Cash Equivalents, Beginning of Year	**125**	89	343
Cash and Cash Equivalents, End of Year	**$ 1,315**	$ 125	$ 89
Supplemental Disclosures of Cash Flow Information			
Cash payments for			
Interest (net of amounts capitalized)	**$ 1,730**	$ 3,782	$ 2,780
Income taxes	**$ 10,345**	$ 3,752	$ 2,989
Supplemental Disclosures of Noncash Investing and Financing Activities			
Acquisition of pasta equipment through capital lease obligation	**$ –**	$ –	$ 1,750
Purchase of interests in DNA Dreamfields Company, LLC			
Goodwill reduction		$ (8,273)	
Amortizable intangibles		2,759	
Noncontrolling interests reduction		7,746	
		$ 2,232	

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended July 31, 2009, 2008 and 2007
(In Thousands)

	Series D Delivery Preferred Stock		Series F Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, July 31, 2006	11,275	$ 113	–	$ –	13,169	$ 132	$ 62,872	$ 1,475	$ 64,592
Dividends on common stock	–	–	–	–	–	–	–	(1,844)	(1,844)
Dividends on preferred stock	–	–	–	–	–	–	–	(113)	(113)
Stock-based employee compensation	–	–	–	–	–	–	210	–	210
Exercise of stock options	–	–	–	–	6	–	22	–	22
Issuance of common stock	–	–	–	–	1,000	10	9,990	–	10,000
Purchase of common stock	–	–	–	–	(3,918)	(39)	(39,136)	–	(39,175)
Costs associated with issuing stock	–	–	–	–	–	–	(1,150)	–	(1,150)
Issuance of series F preferred stock	–	–	1,000	10	–	–	9,990	–	10,000
Conversion of common stock to series F preferred	–	–	65	1	(65)	(1)	–	–	–
Net income for the year ended July 31, 2007	–	–	–	–	–	–	–	6,608	6,608
Balance, July 31, 2007	11,275	$ 113	1,065	$ 11	10,192	$ 102	$ 42,798	$ 6,126	$ 49,150
Dividends on common stock	–	–	–	–	–	–	–	(1,631)	(1,631)
Dividends on preferred stock	–	–	–	–	–	–	–	(283)	(283)
Stock-based employee compensation	–	–	–	–	–	–	160	–	160
Net income for the year ended July 31, 2008	–	–	–	–	–	–	–	9,291	9,291
Balance, July 31, 2008	11,275	$ 113	1,065	$ 11	10,192	$ 102	$ 42,958	$ 13,503	$ 56,687
Dividends on common stock	–	–	–	–	–	–	–	(2,038)	(2,038)
Dividends on preferred stock	–	–	–	–	–	–	–	(326)	(326)
Stock-based employee compensation	–	–	–	–	–	–	112	–	112
Exercise of stock options	–	–	–	–	11	–	50	–	50
Net income for the year ended July 31, 2009	–	–	–	–	–	–	–	17,681	17,681
Balance, July 31, 2009	11,275	$ 113	1,065	$ 11	10,203	$ 102	$ 43,120	$ 28,820	$ 72,166

See Notes to Consolidated Financial Statements

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Dakota Growers Pasta Company, Inc. ("Dakota Growers" or "the Company") is a North Dakota corporation that operates milling and pasta manufacturing facilities in Carrington, North Dakota. In addition, the Company's wholly-owned subsidiary, Primo Piatto, Inc. ("Primo Piatto"), a Minnesota corporation, operates pasta manufacturing facilities in New Hope, Minnesota. DNA Dreamfields Company, LLC ("DNA Dreamfields") became a wholly-owned subsidiary on September 21, 2007 (See Note 2).

Principles of Consolidation

The consolidated financial statements are comprised of the Company, its wholly-owned subsidiaries Primo Piatto, Inc. and DNA Dreamfields Company, LLC. All material inter-company accounts and transactions have been eliminated in the preparation of the consolidated financial statements. Our consolidated financial statements for the year ended July 31, 2009 were evaluated for subsequent events through October 29, 2009, the date the consolidated financial statements were issued.

Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Reclassifications have been made to the financial statements as of July 31, 2008 and for the years ended July 31, 2008 and 2007 to facilitate comparability with the statements as of and for the years ended July 31, 2009. Such reclassifications have no effect on the net result of operations.

Risks and Uncertainties

The Company attempts to minimize the effects of durum wheat cost fluctuations mainly through forward contracting and through agreements with certain customers that provide for price adjustments based on raw material cost changes. Such efforts, while undertaken to attempt to minimize the risks associated with increasing durum costs on profitability, may temporarily prevent the Company from recognizing the benefits of declining durum prices.

The Company's cash balances are maintained in various bank deposit accounts. The deposit accounts may exceed federally insured limits at various times throughout the year.

Impairment and Disposal of Long-Lived Assets

The Company accounts for impairment or disposal of long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Long-lived assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell, and will cease to be depreciated. SFAS No. 144 also requires long-lived assets to be disposed of other than by sale to be considered as held and used until disposed of, requiring the depreciable life to be adjusted as an accounting change.

Goodwill

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company does not amortize goodwill. SFAS No. 142 requires that goodwill be evaluated for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company used a discounted cash flow analysis in evaluating goodwill for impairment in fiscal years 2009 and 2008 and determined that no impairment charges were necessary.

Revenue Recognition

Revenues are recognized when risk of loss transfers, which occurs when goods are shipped. Pricing terms are final at that time. Revenues include amounts billed for products as well as any associated shipping costs billed to deliver such products.

The Company provides allowances for annual promotional programs based upon annual sales volumes. Revenues are presented net of discounts and allowances of $27,300,000, $26,647,000 and $23,953,000 for the years ended July 31, 2009, 2008 and 2007, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in financial institutions, and investments with maturities of less than 90 days.

Trade Accounts Receivable and Major Customers

The Company grants unsecured credit to certain customers who meet the Company's credit requirements. Trade accounts receivable are uncollateralized customer obligations due under normal terms and are generally noninterest bearing. Payments on trade receivables are allocated to specific invoices identified on a customer's remittance advice or, if unspecified, are generally applied to the earliest unpaid invoices. The carrying amount of the receivables is reduced by an amount that reflects management's best estimate of amounts that will not be collected. Trade accounts receivable are presented net of allowances for cash discounts and doubtful accounts, which totaled $826,000 and $1,294,000 as of July 31, 2009 and 2008, respectively.

One customer accounted for 12% and 11% of accounts receivable as of July 31, 2009 and 2008, respectively and 7%, 9% and 12% of net revenues for the years ended July 31, 2009, 2008 and 2007, respectively.

The following summarizes balance and activity information related to the allowance for cash discounts and doubtful accounts (in thousands):

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions from Allowance	Balance at End of Year
Allowance for cash discounts:				
Year ended July 31, 2009	$ 329	$ 3,670	$ (3,748)	$ 251
Year ended July 31, 2008	213	3,347	(3,231)	329
Year ended July 31, 2007	180	2,592	(2,559)	213
Allowance for doubtful accounts:				
Year ended July 31, 2009	$ 965	$ (293)	$ (97)	$ 575
Year ended July 31, 2008	835	232	(102)	965
Year ended July 31, 2007	900	9	(74)	835
Allowance for cash discounts and doubtful accounts:				
Year ended July 31, 2009	$ 1,294	$ 3,377	$ (3,845)	$ 826
Year ended July 31, 2008	1,048	3,579	(3,333)	1,294
Year ended July 31, 2007	1,080	2,601	(2,633)	1,048

Inventories

Inventories are stated at the lower of cost or market, determined on a first-in, first-out (FIFO) basis, using product specific standard costs. The major components of inventories as of July 31, 2009 and 2008 are as follows (in thousands):

	2009	2008
Finished goods	**$ 23,206**	$ 33,397
Raw materials, packaging and work-in-process	**10,672**	18,559
	$ 33,878	$ 51,956

Concentration of Sources of Labor

The Company's total hourly and salaried workforce consisted of approximately 439 employees, of which 32% are covered by collective bargaining agreements. The expiration dates of the union contracts are December 1, 2010 and September 30, 2011.

Property and Equipment

Property and equipment are stated at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When depreciable properties are retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Interest is capitalized on construction projects of higher cost and longer duration.

The initial acquisition of land by the Company was stated at the estimated fair value of the land at acquisition. Subsequent land acquisitions are recorded at cost. Depreciation is provided for over the estimated useful lives of the individual assets using the straight-line method. The estimated useful lives used in the computation of depreciation expense range from 3 to 40 years. Depreciation expense totaled $6,124,000, $6,061,000 and $6,007,000 for the years ended July 31, 2009, 2008 and 2007, respectively.

Details relative to property and equipment are as follows (in thousands):

	2009	2008
Land and improvements	**$ 2,952**	$ 2,952
Buildings	**23,127**	23,120
Equipment	**108,033**	106,743
Property and equipment in service	**134,112**	132,815
Construction in progress	**975**	546
Less accumulated depreciation	**(71,960)**	(65,983)
	$ 63,127	$ 67,378

Investment in Cooperative Bank

Investment in cooperative bank is stated at cost, plus unredeemed patronage refunds received in the form of capital stock.

Other Assets

The Company capitalizes package design costs, which relate to certain third party costs to design artwork and to produce die plates and negatives necessary to manufacture and print packaging materials according to Company and customer specifications. These costs are amortized ratably over three to five year periods based on estimated useful life. Minor revisions are expensed as incurred. If a product design is discontinued or replaced prior to the end of the amortization period, the remaining unamortized balance is charged to expense. Package design costs are presented net of accumulated amortization totaling $5,864,000 and $5,623,000 as of July 31, 2009 and 2008, respectively.

The breakdown of other assets, net of accumulated amortization, is as follows (in thousands):

	2009	2008
Package design costs	**$ 312**	$ 350
Other	**109**	575
	$ 421	$ 925

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	2009	2008
Accrued promotional costs	**$ 1,694**	$ 1,136
Accrued income taxes	**1,338**	1,393
Accrued interest	**146**	469
Accrued freight	**561**	470
Other	**2,164**	2,203
	$ 5,903	$ 5,671

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold upon shipment of the Company's product to its customers.

Advertising

Costs of advertising are expensed as incurred. Advertising expenses included in the consolidated income statement totaled $3,842,000, $4,523,000 and $2,089,000 (primarily related to consumer advertising for Dreamfields pasta products) for the years ended July 31, 2009, 2008 and 2007, respectively.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses included in the consolidated income statement for the years ended July 31, 2009, 2008 and 2007 totaled $490,000, $500,000 and $602,000, respectively.

Interest Expense, Net

The Company earns patronage refunds from its patronage-based debt issued through CoBank based on its share of the net interest income earned by CoBank. These patronage refunds received are applied against interest expense.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates expected to apply when the differences are expected to reverse. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Stock Options

Effective August 1, 2005, the Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004), "Share Based Payment" (SFAS No. 123R). Under SFAS No. 123R, the Company is required to recognize, as expense, the estimated fair value of all share based payments to employees. In accordance with this standard, the Company has elected to recognize the compensation cost of all service based awards on a straight-line basis over the vesting period of the award. Performance based awards are recognized ratably for each vesting tranche.

Earnings per Share

Basic Earnings per Share (EPS) is calculated by dividing net earnings on common stock by the weighted average number of common shares effective and outstanding during the period. Diluted EPS includes the effect of all potentially dilutive securities, such as options and convertible preferred stock. Prior to August 1, 2008, the Company had not included nonvested stock options in the calculation of diluted EPS. Nonvested stock options have been considered in the calculation of diluted EPS for the years ended July 31, 2009, 2008 and 2007, as presented herein.

Dilutive securities, consisting of stock options and convertible preferred stock, included in the calculation of diluted weighted average common shares totaled 1,755,000 shares, 1,766,000 shares and 880,000 shares for the years ended July 31, 2009, 2008 and 2007, respectively. The Series F Convertible Preferred Stock is included in the fully diluted EPS calculation and not included in the basic EPS calculation. As there is currently no established public trading market for the Company's common stock, the Company has assumed the proceeds from the exercise of stock options would reduce debt and, thus, interest expense for purposes of calculating diluted EPS.

The components of basic earnings per share are as follows (in thousands, except per share amounts):

	2009	2008	2007
Net income	**$ 17,681**	$ 9,291	$ 6,608
Less: Preferred stock dividends	**(326)**	(283)	(113)
Net earnings available to common stockholders	**$ 17,355**	$ 9,008	$ 6,495
Basic weighted-average shares outstanding	**10,196**	10,192	12,501
Earnings per share - Basic	**$ 1.70**	$ 0.88	$ 0.52

The components of diluted earnings per share are as follows (in thousands, except per share amounts):

	2009	2008	2007
Net earnings available to common stockholders	**$ 17,355**	$ 9,008	$ 6,495
Plus: Convertible preferred dividends	**213**	170	–
Plus: Impact of interest expense on the exercise of options (1)	**51**	100	147
Net earnings available to common stockholders	**$ 17,619**	$ 9,278	$ 6,642
Diluted weighted-average shares outstanding:			
Basic weighted-average shares outstanding	**10,196**	10,192	12,501
Plus: Incremental shares from assumed conversions			
Options	**690**	701	640
Convertible preferred shares	**1,065**	1,065	240
Diluted weighted-average shares outstanding	**11,951**	11,958	13,381
Earnings per share - Diluted	**$ 1.47**	$ 0.78	$ 0.50

(1) Assume funds from exercise of stock options would be used to pay down debt and therefore reduce interest expense.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS 157 was initially effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-2. This FSP permits a delay in the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active," which clarifies the application of SFAS 157 for financial assets in a market that is not active. The adoption of SFAS 157 did not have a material impact on the Company's financial statements.

In February 2007, FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company has elected not to apply the fair value option to the specified financial assets and liabilities, and accordingly, the adoption of SFAS No. 159 had no financial statement impact.

In December 2007, FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS 141R"). The objective of SFAS 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS 141R also requires the acquirer to recognize and measure the goodwill acquired in a business combination or a gain from a bargain purchase and how to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of SFAS 141R will have a material impact on its financial statements.

In December 2007, FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements-an Amendment of ARB No. 51" ("SFAS 160"). The objective of SFAS 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 also changes the way the consolidated income statement is presented, establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation, requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interest of the noncontrolling owners of a subsidiary. SFAS 160 is effective for financial statements issued for the fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 160 will have a material impact on its financial statements.

In May 2008, FASB issued FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles." This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles ("GAAP") in the United States. This statement became effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board ("PCAOB") amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The adoption of this statement did not have a material impact on our financial statements.

In April 2008, FASB issued FASB Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets." The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under FASB Statement No. 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141R, and other U.S. generally accepted accounting principles. FSP 142-3 is effective for our interim and annual financial statements beginning in fiscal 2010. The Company is in the process of evaluating the impact, if any, that the adoption of FSP 142-3 will have on its financial statements.

In April 2009, FASB issued FASB Staff Position No. FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" ("FSP 115-2 and 124-2"). FSP 115-2 and 124-2 amend the guidance on other-than-temporary impairment for debt securities and modifies the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. These FSPs are effective for interim and annual periods ending after June 15, 2009. The adoption of FSP 115-2 and 124-2 did not have a material impact on our financial statements.

In April 2009, FASB issued FASB Staff Position No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP 157-4") to provide guidelines for making fair value measurements more consistent with the principles presented in SFAS 157. FSP 157-4 is applicable to all assets and liabilities (i.e. financial and nonfinancial) and provides additional authoritative guidance to determine whether a market is active or inactive or whether a transaction is distressed. FSP 157-4 is effective for interim and annual periods ending after June 15, 2009. The adoption of FSP 157-4 did not have a material impact on our financial statements.

In April 2009, FASB issued FASB Staff Position No. FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments" ("FSP FAS 107-1 and APB 28-1"). FSP FAS 107-1 and APB 28-1 amends FASB 107, "Disclosures about Fair Value of Financial Instruments" to require disclosures about fair value of financial instruments in interim and annual financial statements. FSP FAS 107-1 and APB 28-1 is effective for periods ending after June 15, 2009. The adoption of FSP 107-1 and APB 28-1 did not have a material impact on our financial statements.

In May 2009, the FASB issued SFAS No. 165 "Subsequent Events," which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The Statement sets forth: the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 is effective for interim and annual reporting periods ending after June 15, 2009, and should be applied prospectively. The adoption of SFAS No. 165 did not have a material impact on our financial statements.

In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets an amendment of FASB Statement No. 140" ("SFAS 166"), which amends the derecognition guidance in FASB Statement No. 140 and eliminates the exemption from consolidation for qualifying special-purpose entities. This statement is effective for financial asset transfers occurring after the beginning of an entity's first fiscal year that begins after November 15, 2009. This statement will be effective for the Company beginning in our first quarter of fiscal year 2011. The Company does not expect the adoption of SFAS 166 will have a material impact on its financial statements.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" ("SFAS 167"), which amends the consolidation guidance applicable to variable interest entities. The amendments will significantly affect the overall consolidation analysis under FASB Interpretation No. 46(R). This statement is effective as of the beginning of the first fiscal year that begins after November 15, 2009. This statement will be effective for the Company beginning in our first quarter of fiscal year 2011. The Company does not expect the adoption of SFAS 167 will have a material impact on its financial statements.

In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162" ("the Codification") as the single source of authoritative nongovernmental GAAP. All existing accounting standard documents, excluding guidance from the Securities and Exchange Commission ("SEC"), will be superseded by the Codification. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative. The Codification does not change GAAP, but instead introduces a new structure that will combine all authoritative standards into a comprehensive, topically organized online database. The Codification will be effective for interim or annual periods ending after September 15, 2009, and will impact the Company's financial statement disclosures beginning with the quarter ending October 31, 2009 as all future references to authoritative accounting literature will be referenced in accordance with the Codification. There will be no changes to the content of the Company's financial statements or disclosures as a result of implementing the Codification.

Note 2 – DNA Dreamfields Company, LLC

Effective May 1, 2005, the Company's ownership in DNA Dreamfields increased to 46.7%. In conjunction with the Company's increase in ownership in DNA Dreamfields and changes in the DNA Dreamfields operating agreement and other contractual arrangements, the Company determined that DNA Dreamfields was a variable interest entity under FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities," and that the Company was the primary beneficiary. Therefore, effective May 1, 2005, the Company began to include DNA Dreamfields in its consolidated financial statements.

Effective September 21, 2007, the Company acquired the remaining units of DNA Dreamfields, increasing its ownership to 100%. Pursuant to the terms of the purchase agreement, the Company acquired the remaining units for an aggregate purchase price of $2,231,614. In conjunction with this purchase, the Company eliminated the noncontrolling interests, recorded amortizable intangible assets (covenants not-to-compete and technology license) and reduced recorded goodwill associated with the buyout of DNA Dreamfields in the Company's first quarter of fiscal year 2008.

Note 3 – Goodwill And Other Intangible Assets

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" goodwill and intangible assets with indefinite useful lives are to be tested for impairment at least annually. As of July 31, 2009, the value of goodwill was $8.4 million.

Amortizable intangible assets are amortized using the straight-line method over their estimated useful lives, which is the estimated period over which economic benefits are expected to be provided. In conjunction with the acquisition of the remaining units of DNA Dreamfields (See Note 2), the Company recorded amortizable intangible assets including covenants not-to-compete and a technology license. The covenants not-to-compete totaling $112,000 are being amortized over 36 months. The technology license totaling $2.6 million is being amortized over its estimated useful life of approximately 16 years.

Amortization expense relating to intangible assets totaled $203,000 and $169,000 for the years ended July 31, 2009 and 2008, respectively.

Information regarding goodwill and intangible assets at July 31, 2009 and 2008 is as follows (in thousands):

	2009		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Carrying Amount**
Covenants not-to-compete	**$ 112**	**$ (68)**	**$ 44**
Technology license	**2,647**	**(304)**	**2,343**
Total intangible assets	**2,759**	**(372)**	**2,387**
Goodwill	**8,381**	**–**	**8,381**
Total goodwill and intangible assets	**$ 11,140**	**$ (372)**	**$ 10,768**

	2008		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Covenants not-to-compete	$ 112	$ (31)	$ 81
Technology license	2,647	(138)	2,509
Total intangible assets	2,759	(169)	2,590
Goodwill	8,381	–	8,381
Total goodwill and intangible assets	$ 11,140	$ (169)	$ 10,971

The following table estimates amortization expense for the next five fiscal years (in thousands):

Fiscal years ending July 31,	Covenants Not-To-Compete	Technology License
2010	37	165
2011	7	165
2012	–	165
2013	–	165
2014	–	165
2015 and thereafter	–	1,518
	$ 44	$ 2,343

Note 4 – Short-Term Notes Payable

The Company has a $45 million revolving credit facility with CoBank that extends through January 13, 2010 and is collateralized by all assets of the Company. Interest on the revolving line of credit is at the 7-day LIBOR rate subject to performance adjustments depending upon the Company's ratio of total debt to earnings before interest, taxes, depreciation and amortization or "EBITDA." The higher the ratio the higher the adjustment to the 7-day LIBOR rate within a range of 200 to 300 basis points above the 7-day LIBOR rate. Fixed interest rate options are also available. The balances outstanding under the revolving credit arrangements totaled $0 and $25.8 million as of July 31, 2009 and 2008, respectively. The Company had $45 million and $19.2 million available for borrowings under the revolving line of credit as of July 31, 2009 and 2008, respectively. Weighted average interest rates on short-term borrowings were 3.66%, 5.36% and 7.48% for the years ended July 31, 2009, 2008 and 2007, respectively. The interest rates on short-term borrowings were 2.27%, 4.43% and 7.07% as of July 31, 2009, 2008 and 2007, respectively.

Note 5 – Long-Term Debt

Information regarding long-term debt at July 31, 2009 and 2008 is as follows (in thousands):

	2009	2008
Non-patronage term loan from CoBank due in annual principal installments of $1,200,000 through September 30, 2008, interest at 5.71%, collateralized by all assets of the Company	$ –	$ 1,200
Senior Secured Guaranteed Notes, Series A, due in annual principal installments of $2,571,000 through August 1, 2008, interest at 8.04%, collateralized by all assets of the Company	–	2,574
Senior Secured Guaranteed Notes, Series B, due in annual principal installments of $1,000,000 through August 1, 2010, interest at 8.14%, collateralized by all assets of the Company	**2,000**	3,000
Term loan from CoBank due in quarterly installments of $500,000 for four quarters starting August 20, 2006 and of $1,100,000 quarterly thereafter through May 20, 2011, variable interest (4.43% at July 31, 2008; 2.27% at July 31, 2009), collateralized by all assets of the Company	**8,200**	12,600
Term loan from CoBank due in quarterly installments of $1,350,000 for fourteen quarters starting May 2011 and a $1,100,000 final payment on November 20, 2014, variable interest (4.43% at July 31, 2008; 2.27% at July 31, 2009), collateralized by all assets of the Company	**20,000**	20,000
Capital lease, five year term through March 31, 2012, fixed interest at 6.98%	**974**	1,307
Total long-term debt	**31,174**	40,681
Less current portion	**5,756**	9,507
Net long-term debt	**$ 25,418**	$ 31,174

Aggregate future maturities required on long-term debt and capital leases are as follows (in thousands):

Years ending July 31:	
2010	$ 5,756
2011	6,532
2012	5,636
2013	5,400
2014	5,400
Thereafter	2,450
	$ 31,174

The Company's debt agreements with CoBank and the institutional note holders obligate the Company to maintain or achieve certain amounts of equity and financial ratios and impose restrictions on the Company. The Company was in compliance with these financial covenants as of July 31, 2009.

The Company incurred $1,843,000, $3,849,000 and $3,013,000 of interest on long and short-term debt and other obligations in fiscal years 2009, 2008 and 2007, respectively, of which $1,000, $9,000 and $109,000 was capitalized in the respective periods. Patronage income from CoBank of $435,000, $225,000 and $132,000 was netted against interest expense on the statement of operations for the years ended July 31, 2009, 2008 and 2007, respectively.

Note 6 – Stockholders' Equity

The Company is authorized to issue 75,000,000 shares of Common Stock, $.01 par value per share, 533 shares of Series A Preferred Stock, $100 par value per share, 525 shares of Series B Preferred Stock, $100 par value per share, 2,731 shares of Series C Preferred Stock, $100 par value per share, 11,340,841 shares of Series D Delivery Preferred Stock, $.01 par value per share, 130,000 shares of Series E Junior Participating Preferred Stock, $.01 par value per share, 2,100,000 shares of Series F Convertible Preferred Stock, $.01 par value per share and 11,425,370 shares of undesignated preferred stock, $.01 par value per share.

Holders of Series C Preferred Stock shall receive payment of a non-cumulative annual dividend at the rate of 6% of the $100 par value on each share of Series C Preferred Stock. Each share of Series C Preferred Stock is convertible into 24 shares of Common Stock and 24 shares of Series D Delivery Preferred Stock of the Company. The conversion ratio shall be proportionately adjusted at any time the outstanding shares of Common Stock are increased or decreased without payment by or to the Company or the Company's shareholders.

Each share of Series D Delivery Preferred Stock of the Company gives its holder the privilege, but not the obligation, to deliver one bushel of durum wheat to the Company each year on a "first-come, first-served" basis. Because the privilege of a holder of Series D Delivery Preferred Stock to deliver durum wheat to the Company only arises if the Company requires durum, the privilege is not absolute. Holders of Series D Delivery Preferred Stock will be entitled to receive, if and when declared by the Board of Directors, a non-cumulative annual dividend of up to $.04 per share on each share of Series D Delivery Preferred Stock held by such holder. The Company must pay holders of Series D Delivery Preferred Stock a dividend of at least $.01 per share before paying any dividends on Common Stock.

Holders of Series F Convertible Preferred Stock have the right, exercisable at any time upon sixty-five (65) days' written notice to the Company, to convert any number of the holder's shares of Series F Preferred Stock into an equal number of shares of the Company's Common Stock, par value $.01 per share. Series F Convertible Preferred Stock shall not carry the right to vote on matters submitted to the vote of the shareholders of the Company. Except as otherwise provided, the Series F Preferred Stock shall have all rights of the Common Stock, including but not limited to any rights to dividends or to distributions upon liquidation.

The Board of Directors of the Company adopted a Rights Plan that became effective July 1, 2002. Under the Rights Plan, the Board of Directors of the Company has declared a dividend of one purchase right (a "Right") for each outstanding share of Common Stock held. Each Right will entitle the holder to purchase from the Company one-hundredth of one share of Series E Junior Participating Preferred Stock at a specified price, subject to certain adjustments. The Rights will not become exercisable, and will not be transferable apart from the Company's shares of Common Stock, until a person or group has acquired 15% or more of the Company's Common Stock or has commenced a tender or exchange offer for 15% or more of the Company's Common Stock. In those events, each Right will entitle the holder (other than the acquiring person or group) to receive, upon exercise, common shares of either the Company or the acquiring company having value equal to two times the exercise price of the Right. The Rights issued under the Rights Plan will be redeemable by the Company's Board of Directors in certain circumstances and will expire ten years from the date of adoption.

On May 10, 2007, the Company closed the sale of 1 million shares of Series F Convertible Preferred Stock to MVC Capital, Inc. ("MVC") and the sale of 1 million shares of Common Stock to LaBella Holdings, LLC at a purchase price of $10.00 per share. The Company also received $20 million in loan proceeds under a term loan agreement with CoBank. With the net proceeds of $38.8 million from these financing transactions and working capital provided by the Company, Dakota Growers purchased 3,917,519 shares of Common Stock that had been properly tendered to the Company at $10.00 per share net in cash pursuant to the Company's tender offer, which expired on April 27, 2007.

On December 18, 2008, the Company's Board of Directors authorized the payment of non-periodic dividends of 1 cent per share on its Series D Delivery Preferred Stock, 20 cents per share on its Common Stock and 20 cents per share on its Series F Convertible Preferred Stock, payable on January 7, 2009 to shareholders of record as of December 26, 2008.

On December 20, 2007, the Company's Board of Directors authorized the payment of non-periodic dividends of 1 cent per share on its Series D Delivery Preferred Stock, 16 cents per share on its Common Stock and 16 cents per share on its Series F Convertible Preferred Stock, payable on January 15, 2008 to shareholders of record as of December 31, 2007.

On December 14, 2006, the Company's Board of Directors authorized the payment of non-periodic dividends of 1 cent per share on its Series D Delivery Preferred Stock and 14 cents per share on its Common Stock, payable on January 3, 2007 to shareholders of record as of December 20, 2006.

Note 7 – Employee Benefit Plans

Dakota Growers Pasta Company, Inc. and Primo Piatto, Inc. have a 401(k) plan that covers employees who have met age and service requirements. The plan covers employees who have reached 18 years of age and who have completed 500 hours of service within six months. The Company matches 100% on the first 3% of the employees' elected deferral and 50% on the next 2%. Employer contributions to the plan totaled $717,000, $706,000 and $537,000 for the years ended July 31, 2009, 2008 and 2007, respectively.

Primo Piatto, Inc. was also required to contribute to a multi-employer pension plan covering certain hourly employees subject to a collective bargaining agreement. Such employees could also participate in the 401(k) plan but were excluded from amounts contributed by Primo Piatto. Contributions to the pension plan for the years ended July 31, 2008 and 2007 totaled $1,637,000 and $106,000, respectively.

The Company reached an agreement on January 16, 2008 with the Teamsters Local No. 120, affiliated with the International Brotherhood of Teamsters, on a three-year contract covering the period from December 1, 2007 through December 1, 2010. The contract allowed the Company to withdraw employees from the Central States Southeast and Southwest Areas Pension Fund (the "Fund"), a multi-employer pension plan. The withdrawal liability totaled $1,573,000 with an additional $124,000 payment into the Company's 401(k) plan for non-vested employee amounts in the Fund. The Company recorded a $1,697,000 non-recurring pre-tax charge for the year ended July 31, 2008 to reflect these costs associated with the withdrawal from the Fund.

Note 8 – Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of July 31, 2009 and 2008 related to temporary differences are as follows (in thousands):

	2009	2008
Deferred tax assets		
Accounts receivable allowances	**$ 322**	$ 504
Accrued expenses and other reserves	**625**	549
Total deferred tax assets	**947**	1,053
Deferred tax liabilities		
Property, equipment and other assets	**(14,065)**	(14,119)
Net deferred tax liabilities	**$ (13,118)**	$ (13,066)

Classified in the accompanying balance sheets as follows:

	2009	2008
Current assets	**$ 947**	$ 1,053
Noncurrent liabilities	**(14,065)**	(14,119)
Net deferred tax liabilities	**$ (13,118)**	$ (13,066)

Management believes it is more likely than not that the deferred tax assets as of July 31, 2009 will be realized through the generation of future taxable income and tax planning strategies.

Income tax expense for the years ended July 31, 2009, 2008 and 2007 consists of the following (in thousands):

	2009	2008	2007
Current income tax expense	**$ 10,290**	$ 4,684	$ 2,851
Deferred income taxes	**52**	696	908
Income tax expense	**$ 10,342**	$ 5,380	$ 3,759

The reconciliation of the federal statutory income tax rate to the effective income tax rate for the years ended July 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
Federal statutory income tax rate	**35.0%**	34.0%	34.0%
State income taxes, net of federal income tax effect	**5.0**	5.0	5.0
Other	**(3.1)**	(2.3)	(2.7)
Effective income tax rate	**36.9%**	36.7%	36.3%

The Company adopted the provisions of FASB Interpretation No. 48 "Accounting for Uncertainty of Income Taxes - An Interpretation of FASB Statement No. 109" ("FIN 48") on August 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. As a result of the implementation of FIN 48, the Company recorded no increase in the liability for unrecognized tax benefits and the balance of unrecognized tax benefits was zero as of July 31, 2009 and 2008.

The Company has adopted the accounting policy that interest recognized in accordance with Paragraph 15 of FIN 48 and penalty recognized in accordance with Paragraph 16 of FIN 48 are classified as part of income taxes. The total amount of interest and penalty recognized in the statements of financial position and statements of operations was zero as of July 31, 2009 and 2008. The Company does not anticipate any significant change within 12 months of this reporting date of its uncertain tax positions. The Company is subject to taxation in the United States and various state jurisdictions. The Company's July 31, 2004 through July 31, 2008 North Dakota income tax returns are being reviewed by the North Dakota Tax Commissioners office. This review is in the early stage of gathering documentation to support the tax returns. The Company does not believe that there will be any material changes to the originally filed tax returns. The Company's various tax years starting 2004 to 2009 remain open in various taxing jurisdictions.

Note 9 – Fair Value of Financial Instruments

The fair value of a financial instrument is generally defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are generally not available for the Company's financial instruments. Accordingly, fair values are based on judgments regarding anticipated cash flows, future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates involve uncertainties and matters of judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The carrying amount of cash and cash equivalents, receivables, payables, short-term debt and other current assets and liabilities approximates fair value because of the short maturity and/or frequent repricing of those instruments.

The Company believes it is not practical to estimate the fair value of the securities of non-subsidiary cooperatives without incurring excessive costs because there is no established market for these securities and it is inappropriate to estimate future cash flows, which are largely dependent on future patronage earnings of the non-subsidiary cooperatives.

Based upon current borrowing rates with similar maturities, the fair value of the long-term debt approximates the carrying value as of July 31, 2009 and 2008.

Note 10 – Operating Leases

The Company leases equipment and office space under operating lease agreements. Future obligations for operating leases for fiscal years ended July 31 are as follows (in thousands):

Year ending July 31:	
2010	$ 629
2011	408
2012	152
2013	65
2014	26
Thereafter	–
	$ 1,280

Lease expense totaled $710,000, $521,000 and $1,138,000 for the years ended July 31, 2009, 2008 and 2007, respectively.

Note 11 – Capital Lease

On March 30, 2007, the Company entered into a lease agreement for certain pasta equipment valued at $1.75 million. The equipment lease, which has a term of 5 years expiring on March 31, 2012, is classified as a capital lease.

The following is a schedule of the future minimum lease payments under the capital lease together with the present value of the net minimum lease payments as of July 31, 2009 (in thousands):

Year ending July 31:	
2010	$ 413
2011	413
2012	241
Later Years	–
Total minimum lease payments	1,067
Less: Amount representing interest	(93)
Present value of net minimum lease payments	$ 974

The equipment is being depreciated over its estimated useful economic life.

Information regarding certain pasta equipment under capital lease at July 31, 2009 and 2008 is as follows (in thousands):

	2009	2008
Equipment	**$ 1,750**	$ 1,750
Less: Accumulated depreciation	**(408)**	(233)
Total	**$ 1,342**	$ 1,517

Note 12 – Commitments and Contingencies

The Company forward contracts for a certain portion of its future wheat requirements. At July 31, 2009, the Company had outstanding commitments for grain purchases totaling $16,731,000 related to forward purchase contracts. These contracts are set price contracts to deliver grain to the Company's mill, and are not derivative in nature as they have no net settlement provision and are not transferable.

The Company had commitments for building construction and pasta equipment purchases related to the expansion of the Carrington, ND facility totaling approximately $4.5 million as of July 31, 2009. These costs are expected to be paid within one year.

Pursuant to certain warehouse agreements, the Company is obligated to minimum monthly storage and handling amounts totaling $2,262,000, $973,000, $554,000, and $554,000 for the years ending July 31, 2010, 2011, 2012 and 2013, respectively.

The Company is subject to various lawsuits and claims which arise in the ordinary course of its business. While the results of such litigation and claims cannot be predicted with certainty, management believes the disposition of all such proceedings, individually or in aggregate, should not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Note 13 – Stock Option Plans

On January 31, 1997 the Company's Compensation Committee of the Board of Directors (the "Compensation Committee") adopted the Dakota Growers Incentive Stock Option Plan (the "Plan"). The Plan was ratified by the Company's members at the annual meeting in January 1998. The Compensation Committee or the Board of Directors has the power to determine the key management employees of the Company to receive options and the number of shares to be optioned to each of the employees. Options granted under the Plan are for the purchase of Series C Convertible Preferred Stock at fair market value, which were convertible into Equity Stock as a cooperative, and are now convertible into Common Stock and Series D Delivery Preferred Stock as a corporation at the option of the employee, under the applicable conversion ratio. The maximum number of preferred shares that may be issued pursuant to options granted under the Plan is 15,000, all of which have been issued. Each share of Series C Preferred Stock is convertible into 24 shares of Common Stock and 24 shares of Series D Delivery Preferred Stock of the Company. The conversion ratio is proportionately adjusted if the Company increases the outstanding shares of Common Stock or Series D Delivery Preferred Stock, as applicable, without payment by or to the Company or the Company's shareholders for such additional shares (e.g. stock split, stock dividend or other action). Options granted under the Plan must be exercised within ten years from the date such options are granted. In the event of the employee's termination with the Company, all exercisable options may be exercised within 90 days of the termination date. If not exercised, such options lapse.

The Company's 2002 Stock Option Plan (the "2002 Plan") was adopted by the Board of Directors on November 21, 2002. All options granted under the 2002 Plan are non-qualified stock options and are for the purchase of the Company's Common Stock. The maximum number of shares of Common Stock that may be issued pursuant to options granted under the 2002 Plan is 294,456 shares, all of which have been issued. Stock options granted under the 2002 Plan expire 10 years from the date of grant.

On November 21, 2002 the Board of Directors adopted the Dakota Growers Pasta Company, Inc. 2003 Stock Option Plan (the "2003 Plan"), which was approved by the Company's shareholders at the Annual Meeting on January 11, 2003. The 2003 Plan covers 500,000 shares of the Company's Common Stock. Participation in this Plan shall be limited to officers, directors, employees, vendors or consultants of the Company or any subsidiary of the Company. Options granted under the 2003 Plan may be incentive stock options (as defined under Section 422 of the Code) or non-qualified stock options, as determined by the 2003 Plan administrator at the time of grant of an option and subject to the applicable provisions of Section 422 of the Code and the regulations promulgated there under. The stock options generally expire 10 years from the date of grant. If the employment of the Optionee is terminated by any reason other than his or her death or disability, all exercisable options may be exercised within 90 days of the termination date. If not exercised, such options lapse. There were 32,237 options available to be granted under the 2003 Plan as of July 31, 2009.

The following tables set forth information regarding stock options outstanding and exercisable:

	Options to purchase Series C Convertible Preferred Stock			
	Number of Series C Convertible Preferred Shares	Option Price per Share	Weighted Average Exercise Price	Exercisable
Outstanding at July 31, 2006	1,977	$100-$150	$117.35	1,977
Exercised	–			
Granted	–			
Forfeited/Expired	–			
Outstanding at July 31, 2007	1,977	$100-$150	$117.35	1,977
Exercised	–			
Granted	–			
Forfeited/Expired	–			
Outstanding at July 31, 2008	1,977	$100-$150	$117.35	1,977
Exercised	–			
Granted	–			
Forfeited/Expired	–			
Outstanding at July 31, 2009	1,977	$100-$150	$117.35	1,977

	Options to purchase Common Stock			
	Number of Common Shares	Option Price per Share	Weighted Average Exercise Price	Exercisable
Outstanding at July 31, 2006	385,837	$4.00-$6.25	$5.16	242,517
Exercised	(5,550)	$4.00	$4.00	
Granted	272,726	$5.00	$5.00	
Forfeited/Expired	–			
Outstanding at July 31, 2007	653,013	$4.00-$6.25	$5.10	317,243
Exercised	–			
Granted	–			
Forfeited/Expired	–			
Outstanding at July 31, 2008	653,013	$4.00-$6.25	$5.10	485,128
Exercised	(10,650)	$4.00-$5.00	$4.67	
Granted	–			
Forfeited/Expired	–			
Outstanding at July 31, 2009	642,363	$4.00-$6.25	$5.11	574,182

For the years ended July 31, 2009, 2008 and 2007, the Company recorded stock-based employee compensation expense of $112,000, $160,000 and $210,000, respectively.

The fair value of the stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: 2007 – risk free interest rate of 4.7%, expected dividend yield of 1.0%, expected life of 5 years and volatility of 25%.

A summary of the status of the Company's issued but nonvested stock options as of July 31, 2009, and changes during the year ended July 31, 2009, is presented below:

Nonvested Stock Options	Common Shares	Weighted-Average Grant-Date Fair Value
Nonvested at July 31, 2008	167,885	$ 4.81
Granted	–	
Vested	(99,704)	$ 4.68
Forfeited/Expired	–	
Nonvested at July 31, 2009	68,181	$ 5.00

As of July 31, 2009, there was approximately $24,000 of total unrecognized compensation cost related to nonvested employee stock options. That cost is expected to be recognized over a period of .25 years.

Note 14 – Related Party Transactions

Amounts due from executive officers totaled $47,000 as of July 31, 2009 and 2008.

Jeffrey Topp, a director of the Company, sold wheat to the Company through an affiliated entity in fiscal years 2009 and 2008. Those sales totaled $554,000 and $263,000 at market prices and the Company had a commitment to purchase wheat totaling $187,500 and $386,000 from Mr. Topp and/or his affiliated entity as of July 31, 2009 and 2008, respectively.

In May 2007, the Company paid MVC Financial Services, Inc. and LaBella Holdings LLC $200,000 each in closing fees. The payments were based on 2% of the issuance of 1,000,000 shares of series F preferred stock at $10 per share and 1,000,000 shares of common stock at $10 per share. See Note 6 – Stockholders' Equity. MVC Financial Services, Inc. is an affiliate of MVC Capital, Inc., a holder of 5% or greater of the Company's Common Stock. Michael T. Tokarz, a director of the Company, is a stockholder and Chairman of MVC Capital, Inc. LaBella Holdings LLC is a holder of 5% or greater of the Company's Common Stock. Richard Thompson, a director of the Company, is a managing member of LaBella Holdings LLC.

Note 15 – Continued Dumping And Subsidy Offset Act of 2000

U.S. Customs and Border Protection ("Customs") has distributed antidumping and countervailing duties assessed on certain pasta imported from Italy and Turkey to affected domestic producers pursuant to the Continued Dumping and Subsidy Offset Act of 2000 (the "Offset Act"), which was enacted in October 2000. The Company received payments in the amount of $384,000, $2,200,000 and $1,300,000 in December 2008, 2007 and 2006, respectively, under the Offset Act. The net proceeds received under the Offset Act have been classified as Other Income on the Income Statement. The Company cannot reasonably estimate the potential amount, if any, that it may receive under the Offset Act in future periods as any such amount will be based upon future events over which the Company has little or no control, including but not limited to federal legislation, the amount of expenditures by domestic pasta producers and the amount of antidumping and countervailing duties collected by Customs. The Act, also known as the Byrd Amendment, has been repealed and therefore, duties assessed on pasta imports after September 30, 2007 will no longer be distributed to domestic producers. However, amounts collected (whether such collections occur before or after September 30, 2007) related to duties assessed on pasta entries prior to September 30, 2007, are expected to be available for future distribution to domestic producers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Continued

Note 16 – Quarterly Financial Data (Unaudited)

Summary quarterly results are as follows (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended July 31, 2009:				
Net revenues	$ 87,145	$ 72,067	$ 71,513	$ 66,713
Gross profit	8,626	11,114	14,140	14,766
Operating income	3,493	5,753	9,688	10,507
Net income	1,692	3,629	6,177	6,183
Basic net earnings per common share	0.17	0.32	0.61	0.60
Year ended July 31, 2008:				
Net revenues	$ 54,802	$ 61,990	$ 78,538	$ 84,869
Gross profit	8,513	6,138	7,715	11,124
Operating income	3,744	1,372	3,418	7,506
Net income	1,816	1,461	1,741	4,273
Basic net earnings per common share	0.18	0.12	0.17	0.41

The above quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these interim periods presented have been included.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee, Board of Directors and Stockholders
Dakota Growers Pasta Company, Inc.
Carrington, North Dakota

We have audited the accompanying consolidated balance sheets of Dakota Growers Pasta Company, Inc. and Subsidiaries as of July 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years ended July 31, 2009, 2008, and 2007. Dakota Growers Pasta Company, Inc. and Subsidiaries management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dakota Growers Pasta Company, Inc. and Subsidiaries as of July 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years ended July 31, 2009, 2008, and 2007, in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Eide Bailly LLP
Fargo, North Dakota
October 29, 2009

BOARD OF DIRECTORS



John S. Dalrymple III   John D. Rice Jr.   Curtis R. Trulson



Eugene J. Nicholas   Roger A. Kenner   Jeffrey O. Topp   Michael E. Warner



Michael T. Tokarz   James F. Link   Richard C. Thompson   Allyn K. Hart

Board Committees

Compensation Committee
John S. "Jack" Dalrymple III
Curtis R. Trulson
Michael E. Warner

Audit Committee
Curtis R. Trulson
John S. "Jack" Dalrymple III
Michael E. Warner

Nomination Committee
John S. "Jack" Dalrymple III
John D. Rice Jr.
Timothy J. Dodd

Policy Committee
Allyn K. Hart
Curtis R. Trulson
James F. Link

Executive Officers

Timothy J. Dodd,
President and Chief Executive Officer

Edward O. Irion
Chief Financial Officer

Corporate Information

Corporate Headquarters
Dakota Growers Pasta Company, Inc.
One Pasta Avenue, Carrington, ND 58421
701-652-2855

Auditors
Eide Bailly LLP
Fargo, ND

Inquiries Regarding Your Stock Holdings
CUSIP # 23422 P106

Registered Shareholders (shares held by you in your name) should address communications concerning statements, dividend payments, address changes, lost certificates and other administrative matters to:

Wells Fargo Bank Minnesota, N.A.
Shareholder Services
161 North Concord Exchange
South St. Paul, MN 55075
Customer Service: 1-800-468-9716
website: www.wellsfargo.com/shareownerservices

When inquiring about your stockholdings, please mention Dakota Growers Pasta Co., your name, Social Security number, address and telephone number.

Beneficial Shareholders (shares held by your broker in the name of the brokerage house) should direct communications on all administrative matters to your stockbroker.

Annual Meeting
January 9, 2010
Registration 11 a.m., Meeting 1 p.m.
Lake Region State College
1801 College Drive North
Devils Lake, ND 58301

Form 10-K
A copy of the Company's 2009 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available through the Company's website or SEC's EDGAR system at www.sec.gov. It will also be furnished without charge upon written request to:

Investor Relations
Dakota Growers Pasta Company, Inc.
One Pasta Avenue, Carrington, ND 58421
701-652-2855

Website
www.dakotagrowers.com

Originally organized in 1991 as a cooperative of durum wheat growers, Dakota Growers Pasta Company, Inc. continues as the third largest producer of dry pasta products in North America. Dakota Growers is a leader in the retail private label, foodservice and ingredient pasta markets. Processing plants are located in Carrington, North Dakota and New Hope, Minnesota. The Company employs approximately 439 people.

DAKOTA GROWERS
PASTA CO.

One Pasta Avenue
Carrington, ND 58421
Phone: (701) 652-2855
Fax: (701) 652-3552
www.dakotagrowers.com

